

DBRS FORM NRSRO

EXHIBIT 4

August 2019

Organizational Structure

DBRS

August 2019

Exhibit 4A - Organization of DBRS, Inc., Holding Companies and Material Affiliates



```
                    ┌─────────────────────────┐              ┌─────────────────────────┐
                    │   Morningstar, Inc. (US) │──────────────│    Morningstar Credit   │
                    │                          │              │   Ratings, LLC (US) *   │
                    └─────────────────────────┘              └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │    Morningstar Ratings   │
                    │    Holding Corp. (US)    │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │  Ratings Acquisition Corp.│
                    │        (Cayman)          │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │    AAA UK Holding Co.    │
                    │      Limited (UK)        │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │   AAA UK Acquisition Co. │
                    │      Limited (UK)        │
                    └─────────────────────────┘
```

| DBRS, Inc. (US) * | DBRS Limited (Canada) | DBRS Ratings Limited (UK) | DBRS Ratings GmbH (Germany) |

DBRS Ratings GmbH (Madrid Branch Office)

* Morningstar Credit Ratings, LLC and DBRS, Inc. are separately registered with the Securities and Exchange Commission as Nationally Recognized Statistical Rating Organizations. DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH are credit rating affiliates of DBRS, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                                    President

Chief Information Officer      Country Head, Canada      Group Managing Director      Chief Credit Officer
Global Technology &                                      Global Corporates            Credit Policy
Global Data Management

Chief Legal Counsel            Managing Director          Group Managing Director
                               Head of Global             Structured Finance
                               Business Development

Group Managing Director                                   Group Managing Director
Growth & Strategy                                         Financial Institutions & Sovereign

Chief Financial Officer

Head of Internal Audit &
Global Enterprise Risk Management
```

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                                    President

Group Managing Director     Group Managing Director        Group Managing Director
  Global Corporates        Global Financial Institutions    Global Structured Finance
                                 & Sovereign
```

Group Managing Director Global Corporates
- Project Finance
- Infrastructure Finance
- Real Estate & Public Finance
- Industrials
- Consumer, Communications, Retail & Media
- Corporate Research & Analysis
- Energy/ Banking

Group Managing Director Global Financial Institutions & Sovereign
- Financial Institutions
- Non-Banking Financial Institutions
- Sovereign

Group Managing Director Global Structured Finance
- Structured Credit
- Asset-Backed Securities
- Residential Mortgage Backed Securities
- Commercial Mortgage Backed Securities
- Covered Bonds
- Surveillance
- Canadian Structured Finance
- Operational Risk
- Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                              ┌─────────────────┐
                              │   President     │
                              └─────────────────┘
                                      │
                              ┌─────────────────┐
                              │ Chief Legal     │
                              │ Counsel         │
                              └─────────────────┘
                                      │
      ┌──────────────┬───────────────┼───────────────────┐
┌──────────────┐ ┌──────────────┐ ┌──────────────┐ ┌──────────────────┐
│ Chief        │ │ General      │ │ General      │ │ Global Regulatory│
│ Compliance   │ │ Counsel      │ │ Counsel      │ │ Counsel          │
│ Officer      │ │ Canada       │ │ Europe       │ │ Canada           │
└──────────────┘ └──────────────┘ └──────────────┘ └──────────────────┘
      │
┌──────────────────────┐
│ Regional Compliance  │
│ Officer Madrid       │
└──────────────────────┘
      │
┌──────────────────────┐
│ Designated Compliance│
│ Officer New York     │
└──────────────────────┘
      │
┌──────────────────────┐
│ Regional Compliance  │
│ Officer Toronto      │
└──────────────────────┘
```

Exhibit 4C – Subsidiaries of Morningstar, Inc.



The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 2

Subsidiary	Jurisdiction of Formation	Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware	Morningstar India Private Limited (14)	India
DBRS, Inc. (1)	Delaware	Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Global LLC	Delaware	Morningstar Italy, S.R.L. (7)	Italy
Morningstar Investment Management LLC	Delaware	Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Investment Services LLC (2)	Delaware	Morningstar Korea, Ltd.	Korea
Morningstar Ratings Holding Corp.	Delaware	Morningstar Luxembourg SARL (7)	Luxembourg
Morningstar Research Services LLC	Delaware	Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Pitchbook Data, Inc.	Delaware	Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Commodity Data, Inc.	Illinois	Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Credit Ratings, LLC	Pennsylvania	Morningstar Holland, B.V. (16)	The Netherlands
Ibbotson Pty Limited (3)	Australia	MStar Holdings C.V.	The Netherlands
Morningstar Investment Management Australia Limited (4)	Australia	Morningstar Research Limited (5)	New Zealand
Morningstar Australasia Pty Limited (5)	Australia	Morningstar Norge AS (7)	Norway
Morningstar Direct Investments (6)	Australia	Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Group Australia Pty Limited (7)	Australia	Morningstar Research Pte Limited (11)	Singapore
Morningstar Brazil Financial Information Ltda. (7)	Brazil	Morningstar Research (Proprietary) Limited (7)	South Africa
DBRS Limited (1)	Canada	Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Associates, Inc. (8)	Canada	Morningstar Europe Services, S.L. (7)	Spain
Morningstar Canada Group, Inc. (7)	Canada	Morningstar Network, S.L. (7)	Spain
Morningstar Research, Inc. (8)	Canada	Morningstar HoldCo AB (7)	Sweden
Fund Votes Research Ltd. (9)	Canada	Morningstar Sweden AB (17)	Sweden
Ratings Acquisition Corp (10)	Cayman Islands	Morningstar Switzerland GmbH (7)	Switzerland
Servicios Morningstar Chile Ltd. (7)	Chile	Morningstar Research Thailand Limited	Thailand
Morningstar (Shenzhen) Ltd. 11)	China	Morningstar (Dubai) Ltd. (7)	United Arab Emirates
Morningstar Danmark A/S (12)	Denmark	AAA UK Holding Co. Limited (18)	United Kingdom
Morningstar Danmark Holding Aps (7)	Denmark	AAA UK Acquisition Co. Limited (19)	United Kingdom
Morningstar France Holding SAS (7)	France	DBRS Ratings Limited (1)	United Kingdom
Morningstar France Fund Information SARL (13)	France	Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Investment Consulting France SAS (13)	France	Morningstar Europe, Ltd. (7)	United Kingdom
DBRS Ratings GmgH (1)	Germany	Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Deutschland GmbH (7)	Germany	Morningstar Real-Time Data Limited (20)	United Kingdom
Morningstar Asia, Ltd. (7)	Hong Kong	Pitchbook Data Limited (21)	United Kingdom
Morningstar Investment Management Asia Limited (2)	Hong Kong		



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of July 2, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.